Exhibit 6

PARENT GUARANTEE

PARENT GUARANTEE, dated as of October 31st, 2008 (this “Guarantee”), made by PolyMet Mining Corp. (the “Guarantor”), in favor of the purchaser signatory (the “Purchaser”) to that certain Purchase Agreement, dated as of the date hereof, between the Guarantor, Poly Met Mining, Inc., a Minnesota corporation (the “Company”) and the Purchaser.

W I T N E S S E T H:

WHEREAS, pursuant to that certain Purchase Agreement, dated as of October __, 2008, by and between the Company, the Guarantor and the Purchaser (the “Purchase Agreement”), the Company has agreed to sell and issue to the Purchaser, and the Purchaser has agreed to purchase from the Company, the Company’s Floating Rate Secured Debentures, due September 30, 2011 (the “Debentures”), subject to the terms and conditions set forth therein; and

WHEREAS, the Guarantor will directly benefit from the extension of credit to the Company represented by the issuance of the Debentures; and

NOW, THEREFORE, in consideration of the premises and to induce the Purchaser to enter into the Purchase Agreement and to carry out the transactions contemplated thereby, the Guarantor hereby agrees with the Purchaser as follows:

1.         Definitions. Unless otherwise defined herein, terms defined in the Purchase Agreement or the Debentures and used herein shall have the meanings given to them in the Purchase Agreement or in the Debentures, as applicable. The words “hereof,” “herein,” “hereto” and “hereunder” and words of similar import when used in this Guarantee shall refer to this Guarantee as a whole and not to any particular provision of this Guarantee, and Section and Schedule references are to this Guarantee unless otherwise specified. The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms. The following terms shall have the following meanings:

“Agreements” means the Debentures, the Purchase Agreement, the Security Documents, the Warrants and the Ancillary Agreements.

“Guarantee” means this Parent Guarantee, as the same may be amended, supplemented or otherwise modified from time to time.

“Obligations” means the collective reference to all obligations and undertakings of the Company of whatever nature, monetary or otherwise, under the Agreements, together with all reasonable attorneys’ fees, disbursements and all other costs and expenses of collection incurred by Purchaser in enforcing any of such Obligations and/or this Guarantee (including all such amounts which would become due but for the operation of the automatic stay under Section 362(a) of the United States Bankruptcy Code, 11 U.S.C. §362(a), and the operation of Sections 502(b) and 506(b) of the United States Bankruptcy Code, 11 U.S.C. §502(b) and §506(b)).

2.	Guarantee.
(a)	Guarantee.
i.

The Guarantor hereby unconditionally and irrevocably guarantees to the Purchaser and its successors, indorsees, transferees and assigns, the prompt and complete payment and performance by the Company when due (whether at the stated maturity, by acceleration or otherwise) of the Obligations.

ii.

Anything herein or in any of the other Agreements to the contrary notwithstanding, the maximum liability of the Guarantor hereunder and under the other Agreements shall in no event exceed the amount which can be guaranteed by the Guarantor under  applicable federal and state laws, including laws relating to the insolvency of debtors, fraudulent conveyance or transfer or laws affecting the rights of creditors generally.

iii.

The Guarantor agrees that the Obligations may at any time and from time to time exceed the amount of the liability of the Guarantor hereunder without impairing the guarantee contained in this Section 2 or affecting the rights and remedies of the Purchaser hereunder.

iv.

The guarantee contained in this Section 2 shall remain in full force and effect until all the Obligations and the obligations of the Guarantor under the guarantee contained in this Section 2 shall have been satisfied by payment in full.

v.

No payment made by the Company, the Guarantor or any other Person or received or collected by the Purchaser from the Company, the Guarantor or any other Person by virtue of any action or proceeding or any set-off or appropriation or application at any time or from time to time in reduction of or in payment of the Obligations shall be deemed to modify, reduce, release or otherwise affect the liability of the Guarantor hereunder which shall, notwithstanding any such payment (other than any payment made by the Guarantor in respect of the Obligations or any payment received or collected from the Guarantor in respect of the Obligations), remain liable for the Obligations up to the maximum liability of the Guarantor hereunder until the Obligations are paid in full.

vi.

Notwithstanding anything to the contrary in this Agreement, with respect to any defaulted non-monetary Obligations the specific performance of which by the Guarantor is not reasonably possible (e.g. the issuance of the Company’s Common Stock), the Guarantor shall only be liable for making the Purchaser whole on a monetary basis for the Company’s failure to perform such Obligations in accordance with the Agreements.

(b)        No Subrogation. Notwithstanding any payment made by the Guarantor hereunder or any set-off or application of funds of the Guarantor by the Purchaser, the Guarantor shall not be entitled to be subrogated to any of the rights of the Purchaser against the Company or any collateral security or guarantee or right of offset held by the Purchaser for the payment of the Obligations, nor shall the Guarantor seek or be entitled to seek any contribution or reimbursement from the Company in respect of payments made by the Guarantor hereunder, until all amounts owing to the Purchaser by the Company on account of the Obligations are paid in full. If any amount shall be paid to the Guarantor on account of such subrogation rights at any time when all of the Obligations shall not have been paid in full, such amount shall be held by the Guarantor in trust for the Purchaser, segregated from other funds of the Guarantor, and shall, forthwith upon receipt by the Guarantor, be turned over to the Purchaser in the exact form received by the Guarantor (duly indorsed by the Guarantor to the Purchaser, if required), to be applied against the Obligations, whether matured or unmatured, in such order as the Purchaser may determine.

(c)        Amendments, Etc. With Respect to the Obligations, the Guarantor shall remain obligated hereunder notwithstanding that, without any reservation of rights against the Guarantor and without notice to or further assent by the Guarantor, any demand for payment of any of the Obligations made by the Purchaser may be rescinded by the Purchaser and any of the Obligations continued, and the Obligations, or the liability of any other Person upon or for any part thereof, or any collateral security or guarantee therefor or right of offset with respect thereto, may, from time to time, in whole or in part, be renewed, extended, amended, modified, accelerated, compromised, waived, surrendered or released by the Purchaser, and the Purchase Agreement and the other Agreements and any other documents executed and delivered in connection therewith may be amended, modified, supplemented or terminated, in whole or in part, as the Purchaser may deem advisable from time to time, and any collateral security, guarantee or right of offset at

Execution Copy

any time held by the Purchaser for the payment of the Obligations may be sold, exchanged, waived, surrendered or released. The Purchaser shall have no obligation to protect, secure, perfect or insure any Lien at any time held by them as security for the Obligations or for the guarantee contained in this Section 2 or any property subject thereto.

(d)        Guarantee Absolute and Unconditional. The Guarantor waives any and all notice of the creation, renewal, extension or accrual of any of the Obligations and notice of or proof of reliance by the Purchaser upon the guarantee contained in this Section 2 or acceptance of the guarantee contained in this Section 2; the Obligations, and any of them, shall conclusively be deemed to have been created, contracted or incurred, or renewed, extended, amended or waived, in reliance upon the guarantee contained in this Section 2; and all dealings between the Company and the Guarantor, on the one hand, and the Purchaser, on the other hand, likewise shall be conclusively presumed to have been had or consummated in reliance upon the guarantee contained in this Section 2. The Guarantor waives to the extent permitted by law diligence, presentment, protest, demand for payment and notice of default or nonpayment to or upon the Company or the Guarantor with respect to the Obligations. The Guarantor understands and agrees that the guarantee contained in this Section 2 shall be construed as a continuing, absolute and unconditional guarantee of payment without regard to (a) the validity or enforceability of the Purchase Agreement or any other of the Agreements, any of the Obligations or any other collateral security therefor or guarantee or right of offset with respect thereto at any time or from time to time held by the Purchaser, (b) any defense, set-off or counterclaim (other than a defense of payment or performance or fraud or misconduct by Purchaser) which may at any time be available to or be asserted by the Company or any other Person against the Purchaser, (c) the failure of the Purchaser (i) to assert any claim or demand or to enforce any right or remedy against the Company or any other Person (including any other guarantor) under the provisions of any Agreement or otherwise, or (ii) to exercise any right or remedy against any other guarantor of, or collateral securing, any Obligation, (d) any change in the time, manner or place of payment of, or in any other term of, all or any part of the Obligations, or any other extension, compromise or renewal of any Obligation, (e) any reduction, limitation, impairment or termination of any Obligation for any reason, including any claim of waiver, release, surrender, alteration or compromise, and shall not be subject to (and the Guarantor hereby waives any right to or claim of) any defense or setoff, counterclaim, recoupment or termination whatsoever by reason of the invalidity, illegality, nongenuineness, irregularity, compromise, unenforceability of, or any other event or occurrence affecting, any Obligation or otherwise, (f) any amendment to, rescission, waiver, or other modification of, or any consent to or departure from, any of the terms of any Agreement, (g) any addition, exchange or release of any collateral or of any Person that is (or will become) a guarantor (including the Guarantor) of the Obligations, or any surrender or non-perfection of any collateral, or any amendment to or waiver or release of or addition to, or consent to or departure from, any other guaranty held by Purchaser securing any of the Obligations, or (h) any other circumstance whatsoever (with or without notice to or knowledge of the Company or the Guarantor) which constitutes, or might be construed to constitute, an equitable or legal discharge of the Company for the Obligations, or of the Guarantor under the guarantee contained in this Section 2, in bankruptcy or in any other instance. When making any demand hereunder or otherwise pursuing its rights and remedies hereunder against the Guarantor, the Purchaser may, but shall be under no obligation to, make a similar demand on or otherwise pursue such rights and remedies as they may have against the Company or any other Person or against any collateral security or guarantee for the Obligations or any right of offset with respect thereto, and any failure by the Purchaser to make any such demand, to pursue such other rights or remedies or to collect any payments from the Company or any other Person or to realize upon any such collateral security or guarantee or to exercise any such right of offset, or any release of the Company or any other Person or any such collateral security, guarantee or right of offset, shall not relieve the Guarantor of any obligation or liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of law, of the Purchaser against the Guarantor. For the purposes hereof, “demand” shall include the commencement and continuance of any legal proceedings.

(e)        Reinstatement. The guarantee contained in this Section 2 shall continue to be effective, or be reinstated, as the case may be, if at any time payment, or any part thereof, of any of the Obligations is rescinded or must otherwise be restored or returned by the Purchaser upon the insolvency, bankruptcy, dissolution, liquidation or reorganization of the Company or the Guarantor, or upon or as a result of the appointment of a receiver, intervenor or conservator of, or trustee or similar officer for, the Company or the Guarantor or any substantial part of its property, or otherwise, all as though such payments had not been made.

(f)        Payments. The Guarantor hereby guarantees that payments hereunder will be paid to the Purchaser without set-off or counterclaim in U.S. dollars at the address set forth or referred to in the Purchase Agreement and payments shall be applied as set forth in the Debentures.

(g)        Waiver, etc. The Guarantor hereby waives promptness, diligence, notice of acceptance and any other notice with respect to any of the Obligations and this Guarantee and any requirement that the Purchaser protect, secure, perfect or insure any encumbrance, or any property subject thereto, or exhaust any right or take any action against any obligor under the Obligations or any other Person (including any other guarantor) or entity or any collateral securing the Obligations, as the case may be.

3.         Representations and Warranties. The Guarantor hereby makes the following representations and warranties to Purchaser as of the date hereof:

(a)        Organization, Good Standing and Qualification. The Guarantor is a corporation, duly incorporated, validly existing and in good standing under the laws of Province of British Columbia and has the corporate power and authority to own its properties and to carry on its business as now being conducted. The Guarantor is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the nature of the business conducted or property owned or leased by it makes such qualification necessary. The only Subsidiary of the Guarantor is the Company, which is incorporated under the laws of the State of Minnesota and which is wholly-owned by the Guarantor. Except as set out in Schedule 5.1(a) of the Purchase Agreement, the Guarantor does not own or hold any shares of, or any other interest in, directly or indirectly, any Person other than the Company.

(b)        Power and Authority; Authorization. The Guarantor has full corporate power and authority and has taken all requisite action on its part necessary for (i) the authorization, execution and delivery of the Guarantee, and (ii) the authorization of the performance of all its obligations hereunder.

(c)        Execution and Binding Obligation. This Guarantee has been duly executed and delivered by the Guarantor and constitutes the legal, valid and binding obligation of the Guarantor enforceable against the Guarantor in accordance with its terms, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies or (ii) equitable principles relating to the availability of specific performance, injunctive relief and other equitable remedies.

(d)        No Conflict, Breach, Violation or Default; Compliance with Laws. The execution, delivery and performance of this Guarantee by the Guarantor will not conflict with or result in a breach or violation of any of the terms and provisions of, or constitute a default under (i) the Company's constating documents (including any certificates of designation) or by-laws or any shareholder agreement relating to it, as in effect on the date hereof, or (ii) except where it could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, (A) any statute, rule, regulation or order of any Governmental Authority having jurisdiction over the Company or the Issuer or any of their respective properties, or (B) except as set forth on Schedule 5.1(k) to the Purchase Agreement, any agreement or instrument to which the Guarantor is a party or by which the Guarantor is bound or to which any of the properties of the Guarantor is subject (including an event that with notice or lapse of time or both would become a default, and including any event that would give to others any rights of termination, amendment, acceleration or cancellation, with or without notice, lapse of time or both). Except where it could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, the Guarantor, to its knowledge, (i) is not in violation of any statute, rule or regulation applicable to the Guarantor or its assets or activities, (ii) are not in violation of any judgment, order or decree applicable to the Guarantor or its assets and, (iii) except as set forth on Schedule 5.1(k) to the Purchase Agreement, is not in breach or violation of any agreement, note or instrument to which it or its assets are a party or are bound or subject. The Guarantor has not received written notice from any Person of any claim or investigation that, if adversely determined, would render the preceding sentence untrue or incomplete.

(e)        Consents and Approvals. The Guarantor is not required to obtain any consent, waiver, authorization or order of, or make any filing or registration with, any court or other federal, state, local, foreign or other governmental authority or other person in connection with the execution, delivery and performance by the Guarantor of this Guarantee.

(f)        Purchase Agreement. The representations and warranties of the Guarantor set forth in the Purchase Agreement, each of which is hereby incorporated herein by reference, are true and correct as of each time such representations are deemed to be made pursuant to such Purchase Agreement, and the Purchaser shall be entitled to rely on each of them as if they were fully set forth herein.

(g)        The Guarantor has knowledge of the Company's financial condition and affairs and has adequate means to obtain from the Company on an ongoing basis information relating thereto and to the Company's ability to pay and perform the Obligations, and agrees to assume the responsibility for keeping, and to keep, so informed for so long as this Guarantee is in effect. The Guarantor acknowledges and agrees that the Purchaser shall have no obligation to investigate the financial condition or affairs of the Company for the benefit of the Guarantor nor to advise the Guarantor of any fact respecting, or any change in, the financial condition or affairs of the Company that might become known to the Purchaser at any time, whether or not the Purchaser knows or believes or has reason to know or believe that any such fact or change is unknown to the Guarantor, or might (or does) materially increase the risk of the Guarantor as guarantor, or might (or would) affect the willingness of the Guarantor to continue as a guarantor of the Obligations.

(h)        It is in the best interests of the Guarantor to execute this Guarantee inasmuch as the Guarantor will, as a result of being the parent company of the Company, derive substantial direct and indirect benefits from the credit extensions made from time to time to the Company by the Purchaser pursuant to the Agreements, and the Guarantor agrees that the Purchaser is relying on this representation in agreeing to make credit extensions and other financial accommodations to the Company.

4.	Covenants.

(a)        The Guarantor covenants and agrees with the Purchaser that, from and after the date of this Guarantee until the Obligations shall have been paid in full, the Guarantor shall take, and/or shall refrain from taking, as the case may be, each commercially reasonable action that is necessary to be taken or not taken, as the case may be, so that no Event of Default is caused by the failure to take such action or to refrain from taking such action by the Guarantor.

(b)        Affirmative Covenants. So long as any of the Obligations are outstanding, the Guarantor shall, and shall cause the Company to, on or after the date of this Guarantee:

i.	Reporting Requirements. During the term of this Agreement, prepare (where applicable, in accordance with GAAP) and deliver to the Purchaser, in a form satisfactory to the Purchaser:

(A)       as soon as practicable and in any event within fifteen (15) days of the end of each calendar month, the management prepared financial statements of the Parent as at the end of such calendar month prepared in a form satisfactory to the Purchaser and including a balance sheet, statement of income and retained earnings and a statement of changes in financial position, as at the end of such calendar month as at the end of and for such calendar month and the then elapsed portion of the Financial Year which includes such calendar month;

(B)       as soon as practicable and in any event within forty-five (45) days of the end of each Financial Quarter of the Guarantor, the interim unaudited consolidated financial statements of the Guarantor as at the end of such Financial Quarter prepared on a consolidated basis in accordance with GAAP including a balance sheet, statement of income and retained earnings and a statement of changes in financial position in each case as at the end of and for such Financial Quarter and the then elapsed portion of the Financial Year which includes such Financial Quarter, setting forth in each case in comparative form the figures for the corresponding period or periods of (or in the case of the balance sheet, as at the end of) the previous Financial Year;

(C)       as soon as practicable and in any event within ninety (90) days after the end of each Financial Year of the Guarantor, the annual audited consolidated financial statements of the Parent prepared in accordance with GAAP including a balance sheet, statement of income and retained earnings and a statement of changes in financial position for such Financial Year (which financial statements shall be audited by an internationally recognized accounting firm acceptable to the Purchaser), setting forth in each case in comparative form the figures for the previous Financial Year; and

(D)       concurrently with the delivery of the financial statements contemplated in (B) and (C) above, a Compliance Certificate in respect of such Financial Quarter or Financial Year, as applicable.

None of the financial statements or reports or opinions of auditors with respect thereto referred to above shall contain any Impermissible Qualifications.

ii.

Environmental. (A) At all times comply in all material respects with Environmental Laws including environmental permits and approved plans with respect to closure and/or rehabilitation; (B) not to release any hazardous substances at, on or from the Owned Real Properties, the Leased Real Properties or other assets of the Guarantor and the Company, nor to permit same, at any time in material violation of Environmental Laws; (C) immediately notify the Purchaser of: (1) any release of any hazardous substances at, on or from the Owned Real Properties, the Leased Real Properties or other assets of the Guarantor or the Company in material violation of any Environmental Laws; (2) any Claim received by the Company of or relating to any material violation of any Environmental Laws or material environmental liabilities; and (3) any facts or circumstances which could reasonably be expected to give rise to a material Claim, material remedial action or material breach of or in respect of any Environmental Laws; (D) remove promptly any hazardous substance from the Owned Real Properties, the Leased Real Properties or other assets of the Guarantor or the Company to the extent required to comply in all material respects with Environmental Laws and to the extent required to eliminate or prevent any material environment liabilities; (E) provide, at the expense of the Guarantor, the Purchaser with an assessment and/or audit report with respect to the Owned Real Properties, the Leased Real Properties, the business or other assets of the Guarantor or the Company, upon the written request of the Purchaser acting reasonably; and (F) permit the Purchaser to, at its sole discretion, at the expense of the Guarantor, to conduct in a reasonable manner such investigations, assessments or audits as the Purchaser in its reasonable discretion deems appropriate to determine whether: (1) hazardous substances exist on any part of the Owned Real Properties, the Leased Real Properties or other assets of the Guarantor or the Company and to determine the source, quantity and type of such hazardous substances, if any; or (2) the business, the Owned Real Properties, the Leased Real Properties or other assets of the Guarantor or the Company or any activities conducted at such properties comply with Environmental Laws, and the Guarantor and the Company shall cooperate with the Purchaser in conducting such investigations, assessments and audits. The Purchaser and its officers, employees, agents and contractors shall have and are hereby granted the right to enter upon and inspect the Owned Real Properties, the Leased Real Properties or other assets of the Guarantor or the Company for the foregoing purposes; provided that the Purchaser shall use reasonable efforts to minimize the disruption to the operation of the business.

iii.

Additional Reporting Requirements. (A) Deliver to the Purchaser as soon as possible, and in any event within five days after the Guarantor becomes aware of the occurrence of each Event of Default (under the Debentures), a statement of a senior officer of the Company setting forth the details of such Event of Default and the action which the Company proposes to take or has taken with respect thereto; (B) from time to time upon request of the Purchaser, deliver to the Purchaser evidence of maintenance of all insurance required to be maintained by Section 4(b)(ix), including such originals or copies as the Purchaser may reasonably request of policies, certificates of insurance, riders and endorsements relating to such insurance and proof of premium payments; (C) deliver to the Purchaser, together with the Compliance Certificate to be delivered pursuant to Section 4(b)(i), written notice of any previously undisclosed (1) jurisdictions (or registration districts within such jurisdictions) in which the Company has any place of business or stores any tangible personal property or assets, (2) Subsidiaries of the Company or membership, partnership, joint venture or syndicate interests of the Company, (3) material permits or licenses which become necessary for the conduct of the business or any amendment to, termination of or material default under any previously disclosed material permit or license, (4) Benefit Plans or Pension Plans of the Company, (5) Material Agreements of the Company or any amendment to, termination of or material default under any previously disclosed Material Agreement, and (6) any Lease or acquisition of real or immovable property by the Company or amendment to, termination of or material default under any previously disclosed Lease, and (D) deliver to the Purchaser such other information respecting the condition or operations, financial or otherwise, of the business of the Guarantor or the Company as the Purchaser may from time to time reasonably request.

iv.

Existence; Conduct of Business. Do, and cause the Company to do, or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence, and obtain, preserve, renew and keep in full force and effect any and all material permits and licenses.

v.

Payment Obligations. Pay, and cause the Company to, pay its obligations, including Tax liabilities, before the same shall become delinquent or in default, except where (A) the validity or amount thereof is being contested in good faith by appropriate proceedings, (B) or the Guarantor has, if required, set aside on its books adequate reserves with respect thereto in accordance with GAAP, and (C) the failure to make payment pending such contest could not reasonably be expected to result in a Material Adverse Effect.

vi.

Maintenance of Properties. Keep and maintain, and cause the Company to keep and maintain, all property material to the conduct of its business in good working order and condition, ordinary wear and tear excepted, except to the extent that the failure to do so, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

vii.

Books and Records; Inspection Rights. Keep, and cause the Company to keep, proper books of record and account in which full, true and correct entries are made of all dealings and transactions in relation to its business and activities.

Permit any representatives designated by the Purchaser, upon reasonable prior notice and during normal business hours, to visit and inspect its properties, to examine and make extracts from its books and records, and to discuss its affairs, finances and condition with its officers and auditors, all at such reasonable times and as often as reasonably requested by the Purchaser; provided that (A) the Purchaser shall act reasonably in the conduct of all such visits, inspections and inquiries, (B) the Purchaser shall provide at least two Business Days notice of any such request for access; (c) the Purchaser shall use any confidential information received via access provided hereunder only for purposes related to this Guarantee or the Debentures, as applicable; and (D) the Company shall not be obligated to provide to the Purchaser any confidential information if contrary to Applicable Laws.

viii.

Compliance with Laws and Material Agreements. Comply with, and cause the Company to comply with, all Applicable Laws and orders of any Governmental Authority applicable to it or its property and with all Material Agreements.

ix.

Insurance. Maintain, and cause the Company to maintain, with financially sound and reputable insurers acceptable to the Purchaser, acting reasonably, insurance with respect to their respective properties and business against such liabilities, casualties, risks and contingencies and in such types (including business interruption insurance) and amounts as is customary in the case of Persons of similar size engaged in the same or similar businesses and operating in the same geographic area and in accordance with any requirement of any Governmental Authority. In the case of any fire, accident or other casualty causing loss or damage to any properties of the Guarantor or the Company used in generating cash flow or required by Applicable Law, all proceeds of such policies shall be used promptly to repair or replace any such damaged properties, and otherwise shall be used as directed by the Purchaser to pay any Principal then payable under the Debentures. The Guarantor will obtain endorsements to all such policies naming the Purchaser as a loss payee or additional insured (as applicable), and containing provisions that such policies will not be cancelled without 30 days' prior written notice having been given by the insurance company to the Purchaser.

x.

Operation and Maintenance of Property. Manage and operate, and cause the Company to manage and operate, its business or cause its business to be managed and operated (A) in accordance with prudent industry practice in all material respects and in compliance with the terms and provisions of all material permits and licenses, and (B) in compliance with all Applicable Laws of the jurisdiction in which such businesses are carried on, and all Applicable Laws of every other Governmental Authority from time to time constituted to regulate the ownership, management and operation of such businesses.

xi.

Additional Material Subsidiaries/Security. If, at any time on or after the date hereof, the Guarantor or the Company proposes to create or acquire an additional Subsidiary or in some other fashion to become the Purchaser of any Equity Securities of a new Subsidiary, the Guarantor will notify the Purchaser of such event at least 15 Business Days prior to such event and:

(A)       prior to or concurrently with the creation or acquisition of such Subsidiary, the Guarantor will, and will cause any relevant Subsidiary, to execute and deliver to the Purchaser a securities pledge agreement, in form and substance satisfactory to the Purchaser, acting reasonably, granting a security interest in 100% of the Equity Securities of such new Subsidiary; and

(B)       prior to or concurrently with the creation or acquisition of such Subsidiary, to the extent not prohibited or restricted by Applicable Law, the Guarantor will cause such new Subsidiary to immediately execute and deliver to the Purchaser a guarantee and security of the nature contemplated by the Security Agreement, all in form and substance satisfactory to the Purchaser, acting reasonably, and accompanied by customary legal opinions of counsel to the Guarantor or such Subsidiary.

In connection with the execution and delivery of any guarantee, pledge agreement, mortgage, security agreement or related document pursuant to this Section 4(b)xi, the Guarantor will, or will cause the relevant Subsidiary to, deliver at its expense to the Purchaser such corporate or other resolutions, certificates, legal opinions and such other related documents as shall be reasonably requested by the Purchaser and consistent with the relevant forms and types thereof delivered on the Closing Date pursuant to the Purchase Agreement or as shall be otherwise reasonably acceptable to the Purchaser and to effect such filings and registrations with the applicable Governmental Authorities as may be requested by the Purchaser to preserve and perfect the Encumbrances created by such mortgages, pledges, and other relevant agreements. Each guarantee, pledge agreement, mortgage, security agreement and other document delivered pursuant to this Section 4(b)xi shall be deemed to be a Security Document from and after the date of execution thereof.

xii.

Material Permits. Maintain, and cause the Company to maintain, all material permits and licenses as may be necessary to properly conduct their respective businesses, the failure of which to maintain could reasonably be expected to have a Material Adverse Effect.

xiii.

Expropriation. Advise the Purchaser of its receipt of any notice of expropriation affecting any Owned Real Property where the expropriation is likely to be successful and if successful would result in expropriation proceeds exceeding Five Hundred Thousand U.S. Dollars (US$500,000).

xiv.

Damage or Destruction. Advise the Purchaser in writing of any damage to or destruction of any assets of the Guarantor or the Company in respect of which the cost of replacement or repair, individually or in the aggregate, would exceed Five Hundred Thousand U.S. Dollars (US$500,000).

xv.

Leases. Duly observe and comply with, and cause the Company to comply with, all of its obligations under any Lease to which it is a party which if not complied with would cause a material default thereunder and shall forthwith advise the Purchaser in writing of its receipt of any notices from the lessor alleging any material default by it under a Lease.

xvi.

Payment of Taxes. Pay, and cause the Company to pay, or cause to be paid, when due, all Taxes, property taxes, business taxes, social security premiums, assessments and governmental charges or levies imposed upon it or upon its income, sales, capital or profit or any property belonging to it unless any such Tax, social security premiums, assessment, charge or levy is contested diligently and in good faith by appropriate proceedings and in respect of which appropriate reserves have been maintained in accordance with GAAP.

xvii.

Withholding Taxes. Withhold, and cause the Company to withhold, from each payment made to any of its past or present employees, officers or directors, and to any non-resident of the country in which it is resident, the amount of all Taxes and other deductions required to be withheld therefrom and pay the same to the property Governmental Authorities within the time required under any Applicable Laws.

xviii.

Collection of Taxes. Collect from all Persons the amount of all Taxes required to be collected from them and remit the same to the Governmental Authorities within the time required under any Applicable Laws.

xix.

Registration of Security. From time to time, register or cause to be registered, and cooperate in the registration of, the Security, and any public notices or filings in respect thereof, on a timely basis and do, observe and perform all of its obligations and all matters and things that may be necessary or reasonably required for the purposes of creating and maintaining the Encumbrances intended to result from the Security as valid, effective and perfected first priority Encumbrances (subject only to Permitted Encumbrances) at all times and shall comply with all requirements of Section 4(c)xiv.

xx.	Benefit Plans.

(A)       Cause to be filed or distributed in a timely manner all reports and disclosures relating to any Benefit Plan that are required by the plan or any Applicable Laws to be filed or distributed.

(B)       Perform all obligations (including fiduciary, funding, investment and administration obligations) required to be performed in connection with each Benefit Plan and the funding media therefor; make all contributions and pay all premiums required to be made or paid in accordance with the terms of each Benefit Plan and all Applicable Laws; withhold, by way of authorized payroll deductions or otherwise collect and pay into each Benefit Plan all employee contributions required to be withheld or collected by the Guarantor in accordance with the terms of such plan and all Applicable Laws.

(c)        Negative Covenants. So long as any of the Obligations are outstanding, the Guarantor will not directly or indirectly on or after the date of this Guarantee:

i.	Debt. Create, incur or suffer to exist, or permit the Company to create, incur or suffer to exist, any Debt other than Permitted Debt.
ii.

Encumbrances. Create, incur, assume or suffer to exist, or permit the Company to create, incur, assume or suffer to exist, any Encumbrance on any of its or their respective assets, other than Permitted Encumbrances.

iii.

Fundamental Changes. Merge into or amalgamate or consolidate with or permit the Company to merge, amalgamate or consolidate with, any other Person, or permit any other Person to merge into or amalgamate or consolidate with it, or sell, transfer, lease or otherwise dispose of (in one transaction or in a series of transactions) all or substantially all of its assets, or all or any of the Equity Securities of any Subsidiary (in each case, whether now owned or hereafter acquired), or liquidate, dissolve or be wound up.

iv.	Carry on Business.

(A)       Engage in any business or permit the Company to engage in any business which is different from the business conducted on the Closing Date and businesses reasonably related thereto.

(B)       After the Closing Date, carry on business otherwise than through the Guarantor or the Company.

v.

Transfer of Assets. Neither the Guarantor nor any Subsidiary shall sell, transfer, lease, part with possession or otherwise dispose of any assets, whether by way of sale, lease, assignment, sale-leaseback or otherwise other than (A) obsolete assets, equipment and material, (B) in the ordinary course of business, (C) assets up to an aggregate amount not to exceed One Hundred Thousand U.S. Dollars (US$100,000) (exclusive of the shares referred to in the next clause) or (D) common shares of Acadian Mining Corporation owned on the date hereof.

vi.

Transactions with Affiliates. Dispose of, or permit the Company to transfer, sell or other dispose of any assets to, or purchase, lease or otherwise acquire any assets from, or otherwise engage in any other transactions with, any of its Affiliates, except (A) in the ordinary course of business at prices and on terms and conditions not less favourable to the Guarantor or the Company than could be obtained on an arm’s-length basis from unrelated third parties, (B) transactions between or among the Guarantor or the Company not involving any other Affiliate, (C) any Restricted Payment permitted by Section 4(c)ix, and (D) as otherwise expressly permitted pursuant to this Agreement and the Security Documents. Except as otherwise expressly permitted pursuant to the terms of this Agreement and the other Security Documents, the Guarantor will not enter into any transaction or series of transactions, or permit the Company to enter into any transaction or series of transactions, with Affiliates which involve an outflow of money or other property from the Guarantor or the Company to an Affiliate, including repayment of Debt, or payment of management fees, affiliation fees, administration fees, compensation, salaries, asset purchase payments or any other type of fees or payments similar in nature, other than on terms and conditions substantially as favourable to the Guarantor or the Company as would be obtainable by the Guarantor or the Company in a reasonably comparable arm’s-length transaction with a Person other than an Affiliate. The foregoing restrictions shall not apply to: (A) the payment of reasonable and customary fees to directors of the Company who are not employees of the Guarantor or the Company, (B) any other transaction with any employee, officer or director of the Guarantor or the Company pursuant to employee profit sharing and/or benefit plans and compensation and non-competition arrangements in amounts customary for corporations similarly situated to the Guarantor or the Company and entered into in the ordinary course of business and approved by the board of directors of the Guarantor, or (C) any reimbursement of reasonable out-of-pocket costs incurred by an Affiliate of the Guarantor on behalf of or for the account of the Guarantor or the Company.

vii.

Restrictive Agreements. Other than under the terms of Senior Construction Financing, directly or indirectly enter into, incur or permit to exist, or permit the Company to directly or indirectly enter into, incur or permit to exist, any agreement or other arrangement that prohibits, restricts or imposes any condition upon (A) the ability of the Guarantor or the Company to create, incur or permit to exist any Encumbrance upon any of its assets, (B) the ability of any of the Guarantor or any of the Subsidiaries of the Guarantor to pay dividends or other distributions with respect to any Equity Securities or with respect to, or measured by, its profits or to make or repay loans or advances to the Company or to provide a guarantee of any Debt of the Company, (C) the ability of the Guarantor to make any loan or advance to the Company, or (D) the ability of the Guarantor to sell, lease or transfer any of its property or assets; provided that the foregoing shall not apply to restrictions or conditions; (1) imposed by Applicable Law; (2) existing on the date hereof identified on Schedule 4.2(u) to the Purchase Agreement (but shall apply to any extension or renewal of, or any amendment or modification expanding the scope of, any such restriction or condition); (3) imposed by any agreement relating to Permitted Debt permitted by the Debentures if such restrictions or conditions apply only to the property or assets securing such Debt; and (4) customarily provided for in leases and other ordinary course contracts restricting the assignment thereof.

viii.	Share Capital. Permit the Company to issue any Equity Securities, except to the Guarantor.
ix.

Restricted Payments. Declare, make or pay or agree to declare, make or pay, or permit the Company to declare, make or pay, or agree to declare, make or pay, directly or indirectly, any Restricted Payment, except (A) Restricted Payments by the Guarantor to the Company, (B) regularly scheduled payments in respect of Permitted Debt hereunder, and (C) Restricted Payments by the Guarantor pursuant to and in accordance with Benefit Plans for the directors or officers of the Guarantor, provided that the aggregate amount of cash payments made by the Guarantor and the Company in any Financial Year pursuant to all such Benefit Plans shall not exceed reasonable commercial amounts paid in the normal course of business and approved by the board of directors of the Guarantor.

x.

Investments. Purchase, hold or acquire, or permit the Company to purchase, hold or acquire (including pursuant to any amalgamation with any Person that was not a wholly-owned Subsidiary of the Guarantor prior to such amalgamation), any Equity Securities, evidences of indebtedness or other securities (including any option, warrant or other right to acquire any of the foregoing) of, make or permit to exist any loans or advances to, guarantee any obligations of, or make or permit to exist any investment or any other interest in, any other Person, or purchase or otherwise acquire (in one transaction or a series of transactions) any assets of any other Person, except:

(A)	investments by the Guarantor in the Equity Securities of the Company;
(B)	inter-company loans or advances between the Guarantor and the Company;
(C)	Permitted Debt; and
(D)	Permitted Investments.
xi.

Acquisitions. Make any Acquisition, or permit the Company to make any Acquisition, other than a Permitted Acquisition, provided in the case of a Permitted Acquisition no Event of Default has occurred and is continuing or would occur as a result of such Permitted Acquisition.

xii.	Subsidiaries. Create or acquire or permit the Company to create or acquire any Subsidiary unless the Guarantor and the Subsidiary shall have complied with Section 4(b)xi.
xiii.	Sale-Leasebacks. Enter into, or permit the Company to enter into, sale-leaseback transactions.
xiv.

Capital Expenditures. Make or commit to make, or permit the Company to make or commit to make, any Capital Expenditures during the period from the Closing Date to the Maturity Date other than as provided for in the NorthMet Project Budget.

xv.

Change of Name; Business Outside Certain Jurisdictions. (A) Change its name, registered office, chief executive office or jurisdiction of incorporation, or (B) have any place of business or keep or store any material tangible property outside of those jurisdictions (or registration districts within such jurisdictions) set forth in Schedule 5.1(m) to the Purchase Agreement, (or, in the case of (A) or (B), permit the Company to do so) (1) except upon 30 days’ prior written notice thereof to the Purchaser; and (2) unless the Guarantor has done or caused to be done all such acts and things and executed and delivered or caused to be executed and delivered all such deeds, transfers, assignments and instruments as the Purchaser may reasonably require for perfecting or maintaining the perfection of the Encumbrances of the Security and the priority thereof in the Collateral in favour of the Purchaser.

xvi.	Financial Year. Change or permit the Company to change its Financial Year.
xvii.

Amendments. Allow (A) any amendments to its or the Company's constating documents or by-laws; or (B) any amendments to, or grant any waivers in respect of any Material Agreement or any guarantee or security in respect thereof.

xviii.	Change of Auditors. Change or permit the Company to change its auditors other than to a nationally recognized accounting firm approved by the Purchaser acting reasonably.
xix.

Speculative Transactions. Engage in any interest rate, currency rate, commodity hedge or similar agreement, understanding or obligation, except in the normal course of business and not for speculative purposes

5.	Miscellaneous.

(a)        Amendments in Writing. None of the terms or provisions of this Guarantee may be waived, amended, supplemented or otherwise modified except in writing by the Purchaser.

(b)        Notices. All notices, requests and demands to or upon the Purchaser or the Guarantor hereunder shall be effected in the manner provided for in the Purchase Agreement.

(c)        No Waiver By Course Of Conduct; Cumulative Remedies. The Purchaser shall not by any act (except by a written instrument pursuant to Section 5(a)), delay, indulgence, omission or otherwise be deemed to have waived any right or remedy hereunder or to have acquiesced in any default under the Agreements or Event of Default. No failure to exercise, nor any delay in exercising, on the part of the Purchaser, any right, power or privilege hereunder shall operate as a waiver thereof. No single or partial exercise of any right, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. A waiver by the Purchaser of any right or remedy hereunder on any one occasion shall not be construed as a bar to any right or remedy which the Purchaser would otherwise have on any future occasion. The rights and remedies herein provided are cumulative, may be exercised singly or concurrently and are not exclusive of any other rights or remedies provided by law.

(d)	Enforcement Expenses; Indemnification.
i.

The Guarantor agrees to pay, or reimburse the Purchaser for, all its costs and expenses incurred in collecting against the Guarantor under the guarantee contained in Section 2 or otherwise enforcing or preserving any rights under this Guarantee and the other Agreements to which the Guarantor is a party, including, without limitation, the reasonable fees and disbursements of counsel to the Purchaser.

ii.

The Guarantor agrees to pay, and to save the Purchaser harmless from, any and all liabilities with respect to, or resulting from any delay in paying, any and all stamp, excise, sales or other taxes which may be payable or determined to be payable in connection with any of the transactions contemplated by this Guarantee.

iii.

The Guarantor agrees to pay, and to save the Purchaser harmless from, any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever with respect to the execution, delivery, enforcement, performance and administration of this Guarantee to the extent the Company would be required to do so pursuant to the Purchase Agreement.

iv.	The agreements in this Section shall survive repayment of the Obligations and all other amounts payable under the Purchase Agreement and the other Agreements.

(e)        Successor and Assigns. This Guarantee shall be binding upon the successors and assigns of the Guarantor and shall inure to the benefit of the Purchaser and its respective successors and assigns; provided that the Guarantor may not assign, transfer or delegate any of its rights or obligations under this Guarantee without the prior written consent of the Purchaser.

(f)        Set-Off. The Guarantor hereby irrevocably authorizes the Purchaser at any time and from time to time while an Event of Default under any of the Agreements shall have occurred and be continuing, without notice to the Guarantor, any such notice being expressly waived by the Guarantor, to set-off and appropriate and apply any and all deposits, credits, indebtedness or claims, in any currency, in each case whether direct or indirect, absolute or contingent, matured or unmatured, at any time held or owing by the Purchaser to or for the credit or the account of the Guarantor, or any part thereof in such amounts as the Purchaser may elect, against and on account of the obligations and liabilities of the Guarantor to the Purchaser hereunder and claims of every nature and description of the Purchaser against the Guarantor, in any currency, whether arising hereunder, under the Purchase Agreement, any other of the Agreements or otherwise, as the Purchaser may elect, whether or not the Purchaser has made any demand for payment and although such obligations, liabilities and claims may be contingent or unmatured. The Purchaser shall notify the Guarantor promptly of any such set-off and the application made by the Purchaser of the proceeds thereof, provided that the failure to give such notice shall not affect the validity of such set-off and application. The rights of the Purchaser under this Section are in addition to other rights and remedies (including, without limitation, other rights of set-off) which the Purchaser may have.

(g)        Severability. Any provision of this Guarantee which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

(h)        Section Headings. The Section headings used in this Guarantee are for convenience of reference only and are not to affect the construction hereof or be taken into consideration in the interpretation hereof.

(i)        Integration. This Guarantee and the other Agreements represent the agreement of the Guarantor and the Purchaser with respect to the subject matter hereof and thereof, and there are no promises, undertakings, representations or warranties by the Purchaser relative to subject matter hereof and thereof not expressly set forth or referred to herein or in the other Agreements.

(j)        Governing Law. This Agreement shall be deemed to have been made in the State of New York and shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to conflicts of laws principles that would defer to the substantive laws of another jurisdiction, provided that if the law governing perfection of security is the law of another jurisdiction, such as the "location" (as determined under § 9-307 of the UCC) of the Guarantor, the law of such other jurisdiction shall govern perfection.

(k)        Venue. The Grantor hereby agrees that all actions or proceedings arising directly or indirectly from or in connection with this Agreement shall be litigated only in the Supreme Court of the State of New York or the United States District Court for the Southern District of New York located in New York County, New York. The Grantor consents to the jurisdiction and venue of the foregoing courts and waive any objection which it may have to the laying of venue in any such action or proceeding and consent that any process or notice of motion or other application to either of said courts or a judge thereof may be served inside or outside the State of New York or the Southern District of New York by registered mail, return receipt requested, directed to the party being served at its address set forth in this Agreement (and service so made shall be deemed complete three (3) days after the same has been posted as aforesaid) or by personal service or in such other manner as may be permissible under the rules of said courts.

GUARANTOR DOES HEREBY DESIGNATE AND APPOINT CSC CORPORATION AT, NEW YORK, NEW YORK ______, ATTENTION:_____________, AS ITS AUTHORIZED AGENT TO ACCEPT AND ACKNOWLEDGE ON ITS BEHALF SERVICE OF ANY AND ALL PROCESS WHICH MAY BE SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING IN ANY FEDERAL OR STATE COURT IN NEW YORK, NEW YORK, AND AGREES THAT SERVICE OF PROCESS UPON SAID AGENT AT SAID ADDRESS AND WRITTEN NOTICE OF SAID SERVICE OF GUARANTOR MAILED OR DELIVERED TO GUARANTOR IN THE MANNER PROVIDED HEREIN SHALL BE DEEMED IN EVERY RESPECT EFFECTIVE SERVICE OF PROCESS UPON GUARANTOR (UNLESS LOCAL LAW REQUIRES ANOTHER METHOD OF SERVICE), IN ANY SUCH SUIT, ACTION OR PROCEEDING IN THE STATE OF NEW YORK. GUARANTOR (i) SHALL GIVE PROMPT NOTICE TO LENDER OF ANY CHANGED ADDRESS OF ITS AUTHORIZED AGENT HEREUNDER, (ii) MAY AT ANY TIME AND FROM TIME TO TIME DESIGNATE A SUBSTITUTE AUTHORIZED AGENT WITH AN OFFICE IN NEW YORK, NEW YORK (WHICH OFFICE SHALL BE DESIGNATED AS THE ADDRESS FOR SERVICE OF PROCESS), AND (iii) SHALL PROMPTLY DESIGNATE SUCH A SUBSTITUTE IF ITS AUTHORIZED AGENT CEASES TO HAVE AN OFFICE IN NEW YORK, NEW YORK OR IS DISSOLVED WITHOUT LEAVING A SUCCESSOR.

(l)	Acknowledgements. The Guarantor hereby acknowledges that:
i.	it has been advised by counsel in the negotiation, execution and delivery of this Guarantee and the other Agreements to which it is a party;
ii.

the Purchaser has no fiduciary relationship with or duty to the Guarantor arising out of or in connection with this Guarantee or any of the other Agreements, and the relationship between the Guarantor, on the one hand, and the Purchaser, on the other hand, in connection herewith or therewith is solely that of debtor and creditor; and

iii.	no joint venture is created hereby or by the other Agreements or otherwise exists by virtue of the transactions contemplated hereby and thereby among the Guarantor and the Purchaser.

(m)       Release of Guarantor. Subject to Section 2(f), the Guarantor will be released from all liability hereunder concurrently with the repayment in full of all amounts owed under the Purchase Agreement, the Debentures and the other Agreements.

(n)        Seniority. The Obligations of the Guarantor hereunder rank senior in priority to any other unsecured debt of the Guarantor.

(o)        Waiver of Jury Trial. THE GUARANTOR AND, BY ACCEPTANCE OF THE BENEFITS HEREOF, THE PURCHASER, HEREBY IRREVOCABLY AND UNCONDITIONALLY

WAIVES TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS GUARANTEE AND FOR ANY COUNTERCLAIM THEREIN.

IN WITNESS WHEREOF, each of the undersigned has caused this Guarantee to be duly executed and delivered as of the date first above written.

POLYMET MINING CORP.

By:	__________________________

Name:

Title: